UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 001-32859
CUSIP Numbers 352451 10 8
352451 40 5
352451 AA 6
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Full Name of Registrant      Franklin Bank Corp.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)      9800 Richmond Avenue, Suite 680
City, State and Zip Code      Houston, Texas 77042

PART II
RULES 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, Franklin Bank Corp. (“Franklin”) has not yet filed its Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) or its Form 10-Q for the periods ended March 31, 2008 and June 30, 2008 (the “Form 10-Qs”). Franklin is unable to file its Form 10-Q for the period ended September 30, 2008 until it has filed the Form 10-K and Form 10-Qs.
Also as previously disclosed, Franklin Bank, S.S.B. (the “Bank”), the wholly-owned subsidiary of Franklin, was closed by the Texas Department of Savings and Mortgage Lending and the Federal Deposit Insurance Corporation was appointed as receiver of the Bank. As a result of the receivership of the Bank, Franklin has insufficient resources to engage the professionals needed to assist Franklin in the preparation of its delinquent reports.
Franklin’s principal asset was its indirect ownership of the common stock of the Bank, and, as a result of the receivership of the Bank, Franklin has very limited remaining tangible assets. Consequently, on November 12, 2008, Franklin commenced a voluntary case under chapter 7 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Alan E. Master Chief Executive Officer, Franklin Bank Corp.	(713)	339-8999

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes	☑ No
As discussed in Part III, Franklin has not yet filed its Form 10-K for the year ended December 31, 2007 or its Form 10-Q for the periods ended March 31, 2008 and June 30, 2008.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes	☐ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As a result of the receivership of the Bank, Franklin has very limited remaining tangible assets. On November 12, 2008, Franklin commenced a voluntary case under chapter 7 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware.

Franklin Bank Corp. (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Dated: November 12, 2008

By:	/s/ Alan E. Master Alan E. Master
President and Chief Executive Officer